SCHEDULE B
TO

SHAREHOLDER SERVICES AGREEMENT
(As Amended May 23, 2019, and Subsequently Amended with Effect February 24, 2021*)

Fund	Share Class
The Gold Bullion Strategy Fund	Investor
Quantified Managed Income Fund	Investor
Quantified Market Leaders Fund	Investor
Quantified Alternative Investment Fund	Investor
Quantified STF Fund	Investor
Quantified Tactical Fixed Income Fund	Investor
Quantified Evolution Plus Fund	Investor
Quantified Common Ground Fund	Investor
Quantified Pattern Recognition Fund	Investor
Quantified Tactical Sectors Fund*	Investor
Quantified Government Income Tactical Fund*	Investor
Quantified Low Volatility Rising Dividends Fund*	Investor

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	FLEXIBLE PLAN INVESTMENTS, LTD. By: /s/_____________ Name: Renee Toth Title: Executive Vice President